---------------------------
          FORM 4                      U.S. SECURITIES AND EXCHANGE COMMISSION            ----------------------------
---------------------------                   Washington, D.C. 20549                             OMB APPROVAL
[_]  Check this box                                                                      ----------------------------
     if no longer subject           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP         OMB Number:        3235-0287
     to Section 16. Form 4                                                               Expires:   December 31, 2001
     or Form 5 obligations                                                               Estimated average burden
     may continue. See       Filed pursuant to Section 16(a) of the Securities Exchange  hours per response.......0.5
     Instruction 1(b).        Act of 1934, Section 17(a) of the Public Utility Holding   ----------------------------
                                    Company Act of 1935 or Section 30(f) of the
(Print or Type Responses)                 Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*
     Saperstein                     David                           I.

--------------------------------------------------------------------------------
    (Last)                          (First)                         (Middle)

c/o Weinstein, Spira & Co., 2200 Five Greenway Plaza
--------------------------------------------------------------------------------
                                    (Street)

Houston                              Texas                           70046
--------------------------------------------------------------------------------
    (City)                          (State)                          (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Westwood One, Inc.(WON)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     May 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
              (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________


------------------------------------------------------------------------------------------------------------------------------------
  Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1.                                    2.        3.          4.                                    5.            6.        7.
Title of Security                     Trans-    Trans-      Securities Acquired (A)               Amount of     Owner-    Nature of
(Instr. 3)                            action    action      or Disposed of (D)                    Securities    ship      Indirect
                                      Date      Code        (Instr. 3, 4 and 5)                   Beneficially  Form:     Beneficial
                                                Instr. 8)                                         Owned at End  Direct    Owner-
                                      (Month/               ___________________________________   of Month      (D) or    ship
                                      Day/                                                                      Indirect  (Instr. 4)
                                      Year)                                 (A)or                 (Instr. 3     (I)
                                                Code  V          Amount     (D)        Price      and 4)        (Instr.4)
____________________________________________________________________________________________________________________________________
Common Stock                          5/16/01   S           15,000          D      $31.5000                        I
____________________________________________________________________________________________________________________________________

Common Stock                          5/17/01   S           27,180          D      $31.8869                        I
____________________________________________________________________________________________________________________________________

Common Stock                          5/21/01   S           162,000         D      $32.5500       1,840,485        I        1/
____________________________________________________________________________________________________________________________________

Common Stock                          5/21/01   S           270,000         D      $32.5500                        D
____________________________________________________________________________________________________________________________________

Common Stock                          5/22/01   S           336,000         D      $32.8485                        D
____________________________________________________________________________________________________________________________________

Common Stock                          5/23/01   S           15,100          D      $32.7641       9,871,916        D
____________________________________________________________________________________________________________________________________


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          (Over)
                                                                 SEC 1474 (3-99)


------------------------------------------------------------------------------------------------------------------------------------
FORM 4 (continued)            Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
1.                  2.       3.       4.       5.            6.            7.                     8.       9.        10.     11.
Title of            Conver-  Trans-   Trans-   Number of     Date Exer-    Title and Amount       Price    Number    Owner-  Nature
Derivative          sion     action   action   Derivative    cisable and   of Underlying          of       of        ship    of
Security            or       Date     Code     Securities    Expiration    Securities             Deriv-   Deriv-    of      In-
(Instr. 3)          Exer-             (Instr.  Acquired (A)  Date          (Instr. 3 and 4)       ative    ative     Deriv-  direct
                    cise     (Month/  8)       or Disposed   (Month/Day/                          Secur-   Secur-    ative   Bene-
                    Price    Day/              of(D)         Year)                                ity      ities     Secur-  ficial
                    of       Year)             (Instr. 3,                                         (Instr.  Bene-     ity:    Owner-
                    Deriv-                     4 and 5)                                           5)       ficially  Direct  ship
                    ative                                    ___________________________________           Owned     (D) or  (Instr.
                    Secur-                                                                                 at End    In-     4)
                    ity                                      Date     Expi-               Amount           of        direct
                                                             Exer-    ra-                 or               Month     (I)
                                      _____________________  cis-     tion    Title       Number           (Instr.   (Instr.
                                                             able     Date                of               4)        4)
                                      Code V     (A)  (D)                                 Shares
____________________________________________________________________________________________________________________________________
Stock Options       2/       5/30/01  A          15,000      2/    5/30/06  Common Stock  15,000           3/        D
____________________________________________________________________________________________________________________________________


____________________________________________________________________________________________________________________________________


____________________________________________________________________________________________________________________________________


____________________________________________________________________________________________________________________________________


____________________________________________________________________________________________________________________________________


Explanation of Responses:

1/ 746,985 of these shares are held in three trusts for the benefit of the reporting person's minor children. The reporting person's spouse is trustee of each of these trusts. Each trust disposed of 63,060 shares of common stock in open market transactions. In addition, 1,093,500 of these shares are held in three trusts for the benefit of certain third party charitable organizations. The reporting person is trustee of each of these trusts. The trusts for the benefit of certain third party charitable organizations disposed of an aggregate of 15,000 shares of common stock in open market transactions.

2/ Includes options to purchase 15,000 shares of common stock that become exercisable in one-fifth increments on May 30, 2002, 2003, 2004, 2005 and 2006 at an exercise price of $33.33 a share.

3/ Includes (a) options to purchase 299,998 shares of common stock that became exercisable in equal one-third increments on each of October 16, 1997, 1998 and 1999 at an exercise price of $5.87 per share, (b) options to purchase 300,000 shares of common stock that became exercisable in equal one-third increments on each of October 30, 1998, 1999 and 2000 at an exercise price of $11.12 per share, (c) options to purchase 300,000 shares of common stock that became or become exercisable in one-third increments on October 15, 1999, 2000 and 2001 at an exercise price of $10.87 per share, (d) options to purchase 20,000 shares of common stock that became or become exercisable in one-fifth increments on September 30, 2000, 2001, 2002, 2003 and 2004 at an exercise price of $22.57 per share, (e) options to purchase 10,000 shares of common stock that become exercisable in one-fifth increments on June 15, 2001, 2002, 2003, 2004, and 2005 at an exercise price of $40.70 per share and (f) options to purchase 15,000 shares of common stock that become exercisable in one-fifth increments on May 30, 2002, 2003, 2004, 2005, and 2006 at an exercise price of $33.33 per share.


/s/ David I. Saperstein                                        June 7, 2001
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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